

Mychal Simka

CEO at Simka Entertainment

Burbank, California

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Simka Entertainment

CSUN

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500+ connections

CASTING DIRECTOR / SCREENWRITER / SCRIPT DEVELOPMENT / VOICE DIRECTOR / PRODUCER
MYCHAL SIMKA is a master of "re-versioning" foreign animated films for the US market and securing top Hollywood celebrities for foreign based media projects. 2016 ELEPHANT KINGDOM starring Pat...

UN CONEJO DE HUEVOS	BUNNY BRAVO

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Experience

CEO
Simka Entertainment
Jun 2012 – Present • 6 yrs
Greater Los Angeles Area

Helping foreign and independent filmmakers make a powerful impact on the US market, especially in family entertainment and animation, by securing top celebrity actors and overseeing every step of the project from concept through to publicity and distribution.
www.simka.co
www.twitter.com/mychalsimka

Animation producer / Casting director
One World Casting
Jul 2011 – May 2013 • 1 yr 11 mos

Negotiating and hiring top level celebrity actors for foreign sales agents and production companies to star in foreign based film and television projects, and international film festivals and advertising campaigns.

Casting Director
McCaffrey-Simka Casting
May 2010 – May 2011 • 1 yr 1 mo

Hiring top level celebrities for film and television roles as well as appearances and promotional events.

Business Development
Cinema Production Services

Jan 2009 – May 2010 • 1 yr 5 mos
Greater Los Angeles Area

Contract sourcing and negotiation for new business at a visual effects house focused on miniature models, pyrotechnics, and other specialize practical effects for the Hollywood film industry.

Education



CSUN
MA, screenwriting
2006 – 2008

Masters degree program in screenwriting. Also worked with members of the department to develop theories for screenwriting and directing based on classical music theory and compositional systems.



Loyola University New Orleans
BM, music composition
1997 – 2000

Earned a bachelors degree in music composition where I specialized in late classical and extended tonalism works by French and Austrian composers such as Poulenc and Berg.



Thomas Aquinas College
Liberal Arts and Sciences/Liberal Studies
1994 – 1997

Volunteer Experience



Celebrity coordinator
LOLLIPOP THEATER NETWORK INC
Mar 2013 – Jul 2016 • 3 yrs 5 mos

Arranged for the celebrity actors who appeared in my films, to visit children in hospitals.

Skills & Endorsements


Film · 21

 Endorsed by **Igor Dymkov and 1 other who is highly skilled at this**


Feature Films · 13

Christian D. Orr and 12 connections have given endorsements for this skill

Animation · 11

Christian D. Orr and 10 connections have given endorsements for this skill

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